UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

AUGUST 5, 2019

Date of Report: (Date of earliest event reported)

HEMP NATURALS, inc.

(Exact name of issuer as specified in its charter)

Delaware	47-5604166
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

16950 North Bay Road, Suite 18033

Sunny Isles Beach, Florida

(Full mailing address of principal executive offices)

(347) 301-8431

(Issuer’s telephone number, including area code)

Common Stock, par value $.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On August 5, 2019, Hemp Naturals, Inc. entered into a subscription agreement with GPL Ventures, LLC and sold 3,571,429 common shares with a par value of $.0001 at a purchase price of $0.07 per share. The foregoing shares were Company shares registered for sale in our offering statement qualified by the Commission on July 31, 2019.

As of the date herein, there are 333,999,673 common shares issued and outstanding. There are no issued and outstanding shares of preferred stock. Our common stock trades in the OTC MarketPlace in the pink market tier. Our CUSIP No. is 42370R104 and our ticker symbol is HPMM.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular dated July 24, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMP NATURALS, INC.

By:	/s/ Levi Jacobson
Name:	Levi Jacobson
Title:	Chief Executive Officer

Date: October 2, 2019